UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-14035

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Share Purchase Plan for Employees of Stage Stores, Inc.

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Stage Stores, Inc.
10201 Main Street
Houston, Texas 77025

Share Purchase Plan for Employees of Stage Stores, Inc.
December 31, 2014

The Plan

Stage Stores, Inc. (the "Company") established the Share Purchase Plan for Employees of Stage Stores, Inc. (the "Plan") effective November 1, 2009, to provide a way for eligible employees to invest in the common stock of the Company. As of December 31, 2014, the Plan had not commenced operations.

Financial Statements

Since the Plan had not commenced operations as of December 31, 2014, financial statements for the Plan have not been prepared.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee, which is the administrative committee for the Share Purchase Plan for Employees of Stage Stores, Inc., has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHARE PURCHASE PLAN FOR EMPLOYEES OF
STAGE STORES, INC.

Dated: March 31, 2015	/s/ Oded Shein
Oded Shein
Executive Vice President, Chief Financial Officer and Treasurer
On behalf of the Plan Administrative Committee